		Exhibit 12

EL PASO PIPELINE PARTNERS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2013	2012
	(In millions, except for ratio)
Earnings:
Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interest and equity earnings per statements of income	$442	$400
Add:
Fixed charges	228	221
Distributed income of equity investees	10	10
Less:
Interest capitalized from continuing operations	—	(1)
Income as adjusted	$680	$630

Fixed charges
Interest and debt expense, net per statements of income (includes amortization of debt discount and debt issuance costs; excludes capitalized interest)	$227	$219
Add:
Portion of rents representative of the interest factor	1	2
Fixed charges	$228	$221

Ratio of earnings to fixed charges	3.0	2.9